Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186073

GRIFFIN-AMERICAN HEALTHCARE REIT III, INC.
SUPPLEMENT NO. 12 DATED MARCH 16, 2015
TO THE PROSPECTUS DATED FEBRUARY 26, 2014

This document supplements, and should be read in conjunction with, our prospectus dated February 26, 2014, as supplemented by Supplement No. 4 dated August 28, 2014, which superseded and replaced all previous supplements to our prospectus, Supplement No. 5 dated October 6, 2014, Supplement No. 6 dated November 12, 2014, Supplement No. 7 dated November 25, 2014, Supplement No. 8 dated December 15, 2014, Supplement No. 9 dated December 19, 2014, Supplement No. 10 dated January 20, 2015 and Supplement No. 11 dated January 30, 2015. Unless otherwise defined in this Supplement No. 12, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 12 is to disclose:

•the status of our public offering and termination of our primary offering;

•
our acquisitions of King of Prussia PA MOB located in King of Prussia, Pennsylvania; the medical office building located in New York (Bronx), New York of Independence MOB Portfolio; the senior housing facilities located in Mooresville and Raleigh, North Carolina of North Carolina ALF Portfolio; Orange Star Medical Portfolio located in Durango, Colorado and Keller, Wharton and Friendswood, Texas; and Kingwood MOB Portfolio located in Kingwood, Texas; our potential acquisitions of the senior housing facilities located in Wake Forest, Clemmons and Huntersville, North Carolina of North Carolina ALF Portfolio; Mt. Juliet TN MOB located in Mount Juliet, Tennessee; Pennsylvania Senior Housing Portfolio located in York, Boyertown and Bethlehem, Pennsylvania; Glen Burnie MD MOB located in Glen Burnie, Maryland; Marietta GA MOB located in Marietta, Georgia; and Nebraska Senior Housing Portfolio located in Omaha and Bennington, Nebraska; and our acquisition of interests in a senior mezzanine loan; and

•	the renewal of our advisory agreement.

Status of Our Public Offering and Termination of our Primary Offering

The following information should be read in conjunction with the last paragraph of the cover page of our prospectus, the “Questions and Answers About This Offering - How long will this offering last?” section on page 3 of our prospectus and the second paragraph of the “Plan of Distribution - General” section on page 174 of our prospectus:
We commenced our initial public offering of shares of our common stock on February 26, 2014 and we have disclosed in our prospectus that we may sell shares of our common stock under this offering until the earlier of February 26, 2016 or the date on which the maximum offering amount has been sold, subject to our board of directors’ right to extend the offering for an additional year or as otherwise permitted under applicable law. We also reserved the right to terminate the offering at any time and to periodically evaluate the status of the offering to determine whether we should terminate the offering prior to February 26, 2016. As of March 12, 2015, we have received and accepted subscriptions in this offering for approximately 184,941,914 shares of our common stock, or approximately $1,842,732,000, pursuant to our primary offering. On March 12, 2015, we completed our procedures for accepting subscriptions submitted to us through January 30, 2015 and terminated the primary portion of our offering effective as of such date.
We will continue to sell shares of our common stock in our offering pursuant to our distribution reinvestment plan, or the DRIP, following the termination of the primary portion of our offering. As of March 12, 2015, we have received and accepted subscriptions in this offering for approximately 1,371,665 shares of our common stock, or approximately $13,032,000, pursuant to the DRIP. As of March 12, 2015, approximately $21,968,000 in shares of our common stock remained available for sale to the public pursuant to the DRIP. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually.

Acquisitions

The following information should be read in conjunction with the “Prospectus Summary - Description of Investments” section on page 7 of our prospectus and the “Investment Objectives, Strategy and Criteria - Real Estate Acquisitions” section on page 78 of our prospectus:

Acquired Properties

As of March 16, 2015, we had made 16 acquisitions comprised of 38 buildings and approximately 1,808,000 square feet of gross leasable area, or GLA, for an aggregate purchase price of $550,760,000, located in various states. Acquisitions made between January 21, 2015 and March 16, 2015 are listed below:

Acquisition (1)	Type of Property	GLA (Sq Ft)	Occupancy	Date Acquired	Contract Purchase Price	Mortgage Debt (2)	Interest Rate (2)	Maturity Date	Property Taxes (3)	Location
King of Prussia PA MOB	Medical Office	73,000	88.5%	01/21/15	$18,500,000	$9,929,000	4.50%	12/06/22	$171,000	King of Prussia, PA
Independence MOB Portfolio (4)	Medical Office	83,000	100%	01/26/15	$27,500,000	—	—	—	$643,000	New York (Bronx), NY
North Carolina ALF Portfolio (5)	Senior Housing	77,000	100%	01/28/15	$38,856,000	—	—	—	$92,000	Mooresville and Raleigh, NC
Orange Star Medical Portfolio	Medical Office	183,000	96.8%	02/26/15	$57,650,000	—	—	—	$418,000	Durango, CO, Keller, Wharton and Friendswood, TX
Kingwood MOB Portfolio	Medical Office	43,000	100%	03/11/15	$14,949,000	—	—	—	$138,000	Kingwood, TX
____________

(1)	We own 100% of the properties listed.

(2)	Represents the mortgage balance and contractual interest rate as of March 16, 2015.

(3)	Represents the real estate taxes on the property for 2014.

(4)
We acquired four other medical office buildings comprising Independence MOB Portfolio on January 13, 2015. The medical office building located in New York (Bronx), New York is the fifth and final medical office building comprising Independence MOB Portfolio.

(5)
North Carolina ALF Portfolio is comprised of five senior housing facilities. The two senior housing facilities located in Mooresville and Raleigh, North Carolina are the first of the five senior housing facilities to be acquired. See also “Potential Acquisitions” below.

We financed all of these acquisitions using cash on hand raised through this offering except for the acquisition of King of Prussia PA MOB which we financed through the assumption of a loan on the property and the remainder using cash on hand raised through this offering. In connection with the acquisitions of King of Prussia PA MOB, Independence MOB Portfolio and North Carolina ALF Portfolio, we paid our advisor and its affiliates an acquisition fee of 2.25% of the contract purchase price of each property, which was paid as follows: (i) in cash equal to 2.00% of the contract purchase price; and (ii) the remainder in shares of our common stock in an amount equal to 0.25% of the contract purchase price, at $9.00 per share, the established offering price as of the date of closing, net of selling commissions and dealer manager fees. In connection with the acquisitions of Orange Star Medical Portfolio and Kingwood MOB Portfolio, we paid our advisor and its affiliates an acquisition fee in cash equal to 2.25% of the contract purchase price of each property. AHI Management Services, Inc., or AHI Management Services, a subsidiary of American Healthcare Investors, LLC, one of our co-sponsors, will provide property management oversight services and receive a property management oversight fee of 1.5% of the gross monthly cash receipts with respect to each of these properties except with respect to North Carolina ALF Portfolio, one medical office building of Kingwood MOB Portfolio and the surgical hospital located in Durango, Colorado of Orange Star Medical Portfolio, for which AHI Management Services will receive a property management oversight fee of 1.0% of the gross monthly cash receipts. Among other things, AHI Management Services has the authority to negotiate and enter into leases of our properties on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Other affiliates of ours may receive additional fees or other compensation.

Potential Acquisitions

We, through our subsidiaries, entered into purchase and sale agreements for the acquisition of the following properties from unaffiliated third parties:

Property Name	Type of Property	GLA (Sq Ft)	Occupancy	Contract Purchase Price		Date of Purchase Agreement	Location
North Carolina ALF Portfolio (1)	Senior Housing	122,000	100%	$45,000,000	(2)	01/28/15	Clemmons, Huntersville and Wake Forest, NC
Mt. Juliet TN MOB	Medical Office	46,000	100%	$13,000,000		01/29/15	Mount Juliet, TN
Pennsylvania Senior Housing Portfolio	Senior Housing – RIDEA	265,000	100%	$87,500,000		02/25/15	Bethlehem, Boyertown and York, PA
Glen Burnie MD MOB	Medical Office	77,000	92.3%	$19,000,000		02/27/15	Glen Burnie, MD
Marietta GA MOB	Medical Office	41,000	100%	$13,050,000		03/03/15	Marietta, GA
Nebraska Senior Housing Portfolio	Senior Housing – RIDEA	282,000	100%	$66,000,000		03/13/15	Omaha and Bennington, NE
____________

(1)
North Carolina ALF Portfolio is comprised of five senior housing facilities that we expect will be acquired in three tranches. As discussed above in “Acquired Properties,” the first two senior housing facilities were acquired on January 28, 2015.

(2)
Pursuant to the purchase and sale agreement for the acquisition of North Carolina ALF Portfolio, the purchase price for each senior housing facility in the portfolio will be the greater of (a) $15,000,000, and (b) an amount equal to the quotient obtained by dividing the EBITDAR, as defined in the purchase and sale agreement, for the particular facility by the product of: (i) 7.20% (the agreed upon lease rate) and (ii) 1.15 (the agreed upon implied rent coverage).

We expect that AHI Management Services will provide property management oversight services and receive a property management oversight fee of 1.0% of the gross monthly cash receipts with respect to each of these properties except with respect to Mt. Juliet TN MOB, Glen Burnie MD MOB and Marietta GA MOB for which AHI Management Services will receive a property management oversight fee of 1.5% of the gross monthly cash receipts of each property.

We intend to finance the purchase of these properties using cash on hand raised through this offering. We also anticipate paying our advisor and its affiliates an acquisition fee in cash equal to 2.25% of the contract purchase price of each of these properties. We anticipate closing these potential acquisitions in the second quarter of 2015 except for Mt. Juliet TN MOB which we anticipate closing in the first quarter of 2015 and the senior housing facility located in Huntersville of North Carolina ALF Portfolio, which we anticipate closing in early 2016. Although we anticipate the closing of these potential acquisitions within the timeframe described, we can give no assurance that the closings will occur within this timeframe, or at all. These potential acquisitions are subject to substantial conditions to closing. Our decision to consummate these acquisitions will generally depend upon:

•	the satisfaction of the conditions contained in the relevant agreements;

•	no material adverse change occurring relating to each of the properties, the tenants or in the local economic conditions;

•	our receipt of sufficient financing to make the acquisitions; and

•	our receipt of satisfactory due diligence information, including appraisals, environmental reports and lease information.

Due to the considerable conditions that must be satisfied in order to acquire each of these properties, we cannot give any assurances that the closing of any of these acquisitions is probable.

In evaluating each of these potential acquisitions and determining the appropriate amount of consideration to be paid for each property, we have considered a variety of factors including the overall valuation of net operating income, location, demographics, quality of tenants, length of leases, price per square foot, occupancy and the fact that the overall rental rate at each property is comparable to market rates. We believe that each of these properties is well located, well maintained and has been professionally managed. Each property will be subject to competition from similar senior housing facilities or medical office buildings within its market area, and its economic performance could be affected by changes in local economic conditions. We have not considered any other factors materially relevant to our decision to acquire these properties.

The following information should be read in conjunction with the “Prospectus Summary - Description of Investments” section on page 7 of our prospectus and the “Investment Objectives, Strategy and Criteria - Real Estate-Related Investments” section beginning on page 67 of our prospectus:

Notes Receivable
On February 4, 2015, we acquired eight promissory notes at par from Citicorp Global Markets Realty Corp., JP Morgan Chase Bank, National Association, Barclays Bank PLC and Column Financial, Inc. in the aggregate outstanding principal amount of $60,217,000, or the Notes, comprised of four fixed rate notes in the aggregate outstanding principal amount of $28,650,000, or the Fixed Rate Notes, and four floating rate notes in the outstanding aggregate principal amount of $31,567,000, or the Floating Rate Notes. The Notes evidence interests in a portion of a senior mezzanine loan that consists in total of 40 promissory notes in the aggregate outstanding principal amount of $389,852,000. The senior mezzanine loan is secured by pledges of equity interests in the owners of a portfolio of domestic healthcare properties, which such owners are themselves owned indirectly by a non-wholly owned subsidiary of NorthStar Realty Finance Corp. The interest rate on the Fixed Rate Notes is 6.75% per annum. The interest rate on the Floating Rate Notes is equal to 6.00% per annum above the 30-day LIBOR (increasing to 6.25% per annum above the 30-day LIBOR during the second extension period, if any). The Notes require monthly interest only payments. The Fixed Rate Notes are scheduled to mature on December 9, 2019, at which time all unpaid principal, plus accrued and unpaid interest on the Fixed Rate Notes shall be due in full. The Floating Rate Notes are scheduled to mature on December 9, 2016, at which time all unpaid principal, plus accrued and unpaid interest on the Floating Rate Notes shall be due in full. The maturity of the Floating Rate Notes may be extended by three successive one-year extension periods at the borrower’s option, subject to satisfaction of certain conditions. We financed the acquisition of the Notes using cash on hand raised through this offering. Our advisor and its affiliates were paid, as compensation for services rendered in connection with the acquisition of the Notes, an acquisition fee of $1,204,000, or 2.00% of the aggregate principal amount.

Renewal of Advisory Agreement
The following information should be read in conjunction with the discussion contained in the “Management of Our Company - The Advisory Agreement” section beginning on page 92 of our prospectus:

On February 24, 2015, we and Griffin-American Healthcare REIT III Holdings, LP, our operating partnership, entered into a Mutual Consent to Renew Advisory Agreement with Griffin-American Healthcare REIT III Advisor, LLC, our advisor. The advisory agreement, as renewed, will terminate on February 26, 2016, unless earlier terminated in accordance with the terms of the advisory agreement or renewed for an additional one-year term upon written mutual consent of the parties to the advisory agreement.

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